Exhibit 23.2


                       Consent Of Independent Accountants


The Board of Directors
Concurrent Computer Corporation and subsidiaries:

We consent to the incorporation by reference in the registration statement of Concurrent Computer Corporation on Form S-8 of our report dated July 31, 1999, relating to the consolidated balance sheet of Concurrent Computer Corporation and subsidiaries as of June 30, 1999, and the related consolidated statements of operations, redeemable preferred stock, stockholders' equity and comprehensive income, and cash flows for each of the years in the two-year period ended June 30, 1999, and the related schedule, which report appears in the June 30, 2000 annual report on Form 10-K/A of Concurrent Computer Corporation.


KPMG LLP

Atlanta, Georgia
July 13, 2001


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